United States securities and exchange commission logo





                             July 19, 2021

       David Friedberg
       Chief Executive Officer
       TPB Acquisition Corp I
       1 Letterman Drive Suite A3-1
       San Francisco, CA 94129

                                                        Re: TPB Acquisition
Corp I
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 8, 2021
                                                            File No. 333-253325

       Dear Mr. Friedberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

       Amendment No. 5 to Form S-1 filed July 8, 2021

       Our Forward Purchase Agreements, page 5

   1.                                                   We note your revised
disclosure, including references to    forward transferees,       fully
                                                        subscribing additional
forward purchasers    and incentives involving Series B ordinary
                                                        shares for fully
subscribing entities. Please revise here and Certain Relationships and
                                                        Related Party
Transactions to identify the anchor investors and    additional forward
                                                        purchasers    and
quantify the potential share ownership of the sponsor and various forward purchase agreement
entities. Please also revise risk factors and where appropriate to address the potential
reduction in your public float and provide a representation that the sponsor and anchor
investors will acquire the shares with the investment intent to hold the shares.
 David Friedberg
TPB Acquisition Corp I
July 19, 2021
Page 2
2. In this regard, we note the second risk factor on page 40. Please revise the cover page and where appropriate to address the extent to which the sponsor may acquire a significantly
      higher percentage than the    20% of the then issued and outstanding
ordinary shares
      presented elsewhere.
3.    With respect to the sponsor   s agreement to transfer a range of Class B
ordinary shares to
         fully subscribing anchor investors,    please advise us of the
intended timing of the various
      funding agreements in connection with the initial business combination and clarify the rights and obligations of the parties. For example, do anchor investors have different
      levels of    funding commitments   ? What material consequences may
result if entities do
      not subscribe for all or any such commitments before an initial business combination?
      Are the anchor investors expected and or contractually entitled to partake in negotiations with the target?
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Friedberg
                                                            Division of
Corporation Finance
Comapany NameTPB Acquisition Corp I
                                                            Office of Real
Estate & Construction
July 19, 2021 Page 2
cc:       Rachel B. Proffitt
FirstName LastName